UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
on
FORM 10/A

Altair Nanotechnologies Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2890	33-1084375
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

204 Edison Way
Reno, Nevada 89502
(775) 856-2500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen B. Huang
204 Edison Way
Reno, Nevada 89502
(775) 856-2500
with a copy to:
Bryan T. Allen, Esq.
Parr Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, Utah 84111
Phone: (801) 257-7963
Facsimile: (801) 532-7750
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities to be registered under Section 12(b) of the Act:  Common Stock, par value $0.001

Securities to be registered under Section 12(g) of the Act:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

[ ] Large Accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer	[X] Smaller reporting company

EXPLANATORY NOTE

Altair Nanotechnologies Inc., a Canadian corporation (“Altair Canada”), filed its Registration Statement on Form 10 (as subsequently amended) on September 17, 1996.  Effective May 15, 2012, Altair Canada changed its jurisdiction of incorporation from Canada to the State of Delaware by means of a domestication (the “Domestication”) under Section 188 of the Canada Business Corporations Act and Section 388 of the Delaware General Corporation Law.  Altair Nanotechnologies Inc., a Delaware corporation (“Altair Delaware”), is filing this Amendment No. 4 on Form 10/A (this “Amendment”) as the successor of Altair Canada,  for the purpose of setting forth additional information under “Item 11. Description of the Registrant’s Securities to be Registered” and “Item 12 Indemnification of Directors and Officers in order to reflect the  Domestication.”   In addition, Altair Delaware is reporting the removal of Equity Financial Trust Company, Altair Canada’s transfer agent, as the Rights Agent under Amended and Restated Shareholder Rights Plan Agreement dated October 15, 1999, as amended, and the appointment of Registrar and Transfer Company, Altair Delaware’s transfer agent, as the Rights Agent under the Revised Amended and Restated Shareholder Rights Agreement dated May 31, 2012 (the “Rights Agreement”).

For the purposes of this Amendment, references to the “Company,” the “Registrant,” “we,” “our,” “us” and similar terms mean Altair Delaware.

In the Domestication, each of the Company’s outstanding shares remains outstanding as a share of common stock governed by the Certificate of Incorporation and Bylaws of the Company and the Delaware General Corporation Law. The number of outstanding shares of the Company’s common stock is not affected by the Domestication.

The business, assets and liabilities of the Company and its subsidiaries on a consolidated basis, as well as its principal locations and fiscal year, are the same immediately after the Domestication as they were immediately prior to the Domestication. In addition, the directors and executive officers of the Company immediately after the Domestication were the same individuals who were directors and executive officers, respectively, of the Company immediately prior to the Domestication.

The Company’s common stock continues to be listed for trading on the NASDAQ Capital Market under the ticker symbol “ALTI”.

Item 11.  Description of the Registrant’s Securities to be Registered

The Company’s authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share.  As of June 30, 2012, there were 69,452,487 shares of the Company’s common stock issued and outstanding.

Our Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders are permitted to vote. Except as otherwise provided by law, a matter submitted to the stockholders for approval at a meeting at which a quorum is present is approved if approved by the affirmative vote of a majority of the shares present at the meeting, in person or by proxy. Under the bylaws of the Company, a quorum is present if at least two shareholders holding at least one-third of our total outstanding shares of common stock are present in person or by proxy. There is no cumulative voting for the election of directors, and holders of common stock do not have preemptive rights. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of the common stock are fully paid and nonassessable.

Change of Control Provisions in the Rights Agreement

Pursuant to original Rights Agreement, on November 27, 1998, which is the record date, the Board of Directors authorized and declared a distribution of one right with respect to each share of common stock issued and outstanding as of the record date and each share of common stock issued thereafter prior to the expiration time (as defined below).  The rights are subject to the terms and conditions of the Rights Agreement, a copy of which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 10, 2012.  A copy of the Rights Agreement is also available upon written request to us. Because it is a summary, the following description of the rights and the Rights Agreement necessarily omits certain terms, exceptions, or qualifications to the affirmative statements made therein. The reader is advised to review the entire Rights Agreement prior to making any investment decision.

Certain Key Terms of the Rights Prior to Flip-In Date

Prior to the date a transaction or event occurs by which a person, called an acquiring person, becomes the owner of 15% or more of the outstanding shares of common stock and other shares entitled to vote for the election of directors, which event is a Flip-in Event, each right entitles the holder thereof to purchase one-half share of common stock for the price of $20 (which exercise price and number are subject to adjustment as set forth in the Rights Agreement). Notwithstanding the foregoing, no Right shall be exercisable prior to the commencement date. The commencement date is the close of business on the eighth business day after the earlier of (a) the date of a public announcement or disclosure by the company or an acquiring person of facts indicating that a person has become an acquiring person, or (b) the date of commencement of, or first public announcement of, the intent of any person to commence a bid for a number of voting shares that would give the bidder beneficial ownership of 15% of more of the issued and outstanding voting shares, referred to as a Take-over Bid.

Certain Key Terms of the Rights Following Flip-In Date

Section 3.1 of the Rights Agreement includes a provision, referred to as a conversion provision, which provides that, subject to certain exceptions, upon the occurrence of a Flip-in Event, each right shall be adjusted so as to constitute a right to purchase from us for $20, as adjusted, a number of shares of common stock having an aggregate market price of four times $20 (as adjusted). The market price is determined by averaging the closing price of the shares of common stock on the primary exchange for the shares of common stock for the 20 trading days preceding the date of determination. In addition, upon the occurrence of any Flip-in Event (if not subsequently deemed not to have occurred under the Rights Agreement), any rights owned by the acquiring person, its affiliates, or certain assignees become null and void. Any rights certificate subsequently issued upon transfer, exchange, replacement, adjustment, or otherwise with respect to shares of common stock owned by any of the foregoing persons shall bear a legend indicating the extent to which such rights are void. Rights held by us or our subsidiaries are also void.

Exceptions, Redemption and Waiver

The definitions of Flip-in Event and certain related terms are subject to exceptions, certain of which are summarized below. Nevertheless, to understand each such exception and how they may interrelate, the reader is advised to review the Rights Agreement. Despite a person's acquisition of 15% or more of our voting shares, a Flip-in Event shall be deemed not to have occurred or shall have no effect if:

(1)	the acquiring person is the Company or an entity controlled by the Company;

(2)           the acquiring person is an underwriter who becomes the beneficial owner of 15% or more voting shares in connection with a distribution of securities pursuant to an underwriting agreement with us;

(3)           the transaction by which the person becomes an acquiring person is a voting share reduction, which is an acquisition or redemption of voting shares by us which, by reducing the number of outstanding shares of common stock, has the incidental effect of increasing the acquiring person's ownership percentage;

(4)           the transaction by which the person becomes an acquiring person is an acquisition with respect to which our Board has waived the conversion provision because:

(a)           our Board has determined prior to the commencement date that a person became an acquiring person by inadvertence and, within 10 days of such determination, such person has reduced its beneficial ownership of shares of common stock so as not to be an acquiring person;

(b)           our Board acting in good faith has determined, prior to the occurrence of a Flip-in Event, to waive application of the conversion provision, referred to as a discretionary waiver;

(c)           our Board determines within a specified time period to waive application of the conversion provision to a Flip-in Event, provided that the acquiring person has reduced, or agreed to reduce, its beneficial ownership of voting shares to less than 15% of the outstanding issue of voting shares, referred to as a waiver following withdrawal;

(5)           the acquisition by which the person becomes an acquiring person is an acquisition pursuant to (a) a dividend reinvestment plan or share purchase plan made available to all holders of voting shares; (b) a stock dividend, stock split or similar event pursuant to which the acquiring person receives shares of common stock on pro rata basis with all members of the same class or series; (c) the acquisition or exercise of rights to purchase voting shares distributed to all holders of voting shares; (d) a distribution of voting shares or securities convertible into voting shares offered pursuant to a prospectus or by way of a private placement, provided the acquiring person does not thereby acquire a greater percentage of the voting shares or convertible securities offered than the person's percentage of voting shares beneficially owned immediately prior to such acquisition;

(6)           the acquiring person is Al Yousuf, LLC, a United Arab Emirates limited liability company (“Al Yousuf”); provided, however, such exception is not applicable to Al Yousuf in the event that Al Yousuf shall, after its execution of that certain Stock Purchase and Settlement Agreement (the “Purchase and Settlement Agreement”), dated October 6, 2008, by and between the Company and Al Yousuf (a) increase its beneficial ownership percentage of voting shares by more than 1% above its beneficial ownership percentage of voting shares as a result of its execution of the Purchase and Settlement Agreement, other than through the issuance of shares pursuant to the Purchase and Settlement Agreement, a voting share reduction, an exempt acquisition or a pro rata acquisition, or (b) commence a Take-over Bid that would, if consummated, increase its beneficial ownership percentage of voting shares by more than 1% above its beneficial ownership percentage of voting shares as a result of its execution of the Purchase and Settlement Agreement; or

(7)           the acquiring person is Canon Investment Holdings Limited, a company organized under the laws of Hong Kong, Energy Storage Technology (China) Group Limited, a company organized under the laws of Hong Kong or an affiliate of either of the foregoing.

In addition, (i) when a Take-over Bid is withdrawn or otherwise terminated after the commencement date has occurred, but prior to the occurrence of a Flip-in Date, or (ii) if the Board of Directors grants a waiver following withdrawal, our Board may elect to redeem all outstanding rights at the price of $.0000001 per right (as adjusted). Upon the rights being redeemed pursuant to the foregoing provision, all provisions of the Rights Agreement shall continue to apply as if the commencement date had not occurred, and we shall be deemed to have issued replacement rights to the holders of its then outstanding shares of common stock.

In addition, our Board may, at any time prior to the first date of public announcement or disclosure by us or an acquiring person of facts indicating that a person has become an acquiring person, or announcement date, elect to redeem all, but not less than all, of the then outstanding rights at the $.0000001 per share (as adjusted), with Board being authorized to waive the Company’s obligation to pay the purchase price to any holder if the amount due to such holder would be less than $10.00.  Moreover, in the event a person acquires voting shares pursuant to a discretionary waiver, our Board shall be deemed to have elected to redeem the rights at $.0000002 per share (as adjusted). Within 10 days after our Board elects, or is deemed to have elected, to redeem the rights, our Board shall give notice of redemption to the holders of the then outstanding rights and, in such notice, described the method of payment by which the redemption price will be paid. The rights of any person under the Rights Agreement or any right, except rights to receive cash or other property that have already accrued, shall terminate at the expiration time, which is the date of a discretionary redemption or a deemed redemption described in this paragraph.

Exercise of the Rights

The rights shall not be exercisable prior to the commencement date. Until the commencement date, each right shall be evidenced by the certificate for the associated share of common stock and will be transferable only together with, and will be transferred by the transfer of, its associated share of common stock. New share certificates issued after the effective date of the Rights Agreement will contain a legend incorporating the Rights Agreement by reference. Certificates issued and outstanding at the effective date of the Rights Agreement shall evidence one right for each share of common stock evidenced thereby, notwithstanding the absence of a legend incorporating the Rights Agreement, until the earlier of the commencement date or the expiration time. Each share of common stock issued for new value after the effective date of the Rights Agreement, but prior to the expiration time, shall automatically have one new right associated with it and shall bear the appropriate legend.

From and after the commencement date, the rights may be exercised, and the registration and transfer of the rights shall be separate from and independent of the shares of common stock. Following the commencement date, we shall mail to each holder of shares of common stock as of the commencement date, or such holder's nominee, a rights certificate representing the number of rights held by such holder at the commencement date and a disclosure statement describing the rights.  Any right to exercise or transfer the rights may be delayed or conditioned by the Company as necessary in order to permit it to comply with the registration requirements of the Securities Act of 1933, as amended, with respect to the exercise or transfer of the rights.

Rights may be exercised in whole or in part on any business day after the commencement date and prior to the expiration time by submitting to the rights certificate, an election to exercise, and payment of the sum equal to $.0000001 per share (as adjusted) multiplied by the number of rights being exercised. Upon receipt of such materials, the Rights Agent will promptly deliver certificates representing the appropriate number of shares of common stock to the registered holder of the relevant rights certificate and, if not all rights were exercised, issue a new rights certificate evidencing the remaining unexercised rights. Any right to exercise or transfer the rights may be delayed or conditioned by the Company as necessary in order to permit it to comply with the registration requirements of the Securities Act of 1933, as amended, with respect to the exercise or transfer of the rights.

The foregoing description does not purport to be complete and is qualified by reference to the definitive Rights Agreement.

Potential Anti-takeover Effect of Delaware law, Our Certificate of Incorporation and Bylaws

Meeting and Voting Provisions

Provisions of the certificate of incorporation and bylaws of the Company providing that only the Chairman of the Board (or if none exists, by the President), the Chief Executive Officer or any two directors may call special meetings of stockholders, and providing that stockholders are prohibited from taking action by written consent, may have the effect of making it more difficult for a third party to acquire control of the Company, and of discouraging a third party from attempting to acquire control of the Company. In addition, the bylaws of the Company include provisions requiring that shareholders wishing to nominate a director or submit a proposal at a meeting provide advanced written notice or the nominee or proposal to the Company.

Combinations with Interested Stockholders

Section 203 of the DGCL provides, with some exceptions, that a Delaware corporation may not engage in any business combination with a person, or an affiliate or associate of such person, who is an interested stockholder for three years from the time that person became an interested stockholder unless:

•	the board of directors approved the transaction before the "interested stockholder" obtained such status;
•
upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of a Delaware corporation's outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•
on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the "interested stockholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock.

The above-described provisions of the DGCL may limit certain transactions with interested stockholders.

Listing

The common stock of the Company is listed on the NASDAQ Capital Market under the trading symbol “ALTI.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of the Company is the Registrar and Transfer Company.

Item 12.  indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

the Company's bylaws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL. The Company will enter into revised indemnification agreements with its directors in connection with the domestication providing the directors contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 on Form 10/A to the registration statement to be signed on it behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2012 ALTAIR NANOTECHNOLOGIES INC.

By:	/s/ Stephen Huang
Stephen Huang
Chief Financial Officer